Franklin Templeton Investments

One Franklin Parkway

San Mateo, California  94403

January 16, 2013

Filed Via EDGAR (CIK #0000837274)

Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

RE:      Franklin Templeton Variable Insurance Products Trust (Registrant)

            File Nos. 033-23493 and 811-05583

Ladies and Gentlemen:

On behalf of the Registrant, transmitted herewith under the EDGAR system, is Post-Effective Amendment No. 70 to the Registration Statement on Form N-1A (the Amendment), which is being filed under the Securities Act of 1933 (1933 Act), as amended, and the Investment Company Act of 1940, as amended.

The Amendment is being filed to register, with separate prospectuses and a separate statement of additional information, Class 2 and Class 5 shares of a new series of the Registrant to be named Franklin Managed Volatility Global Allocation VIP Fund.

The Amendment relates only to the Franklin Managed Volatility Global Allocation VIP Fund series of the Registrant.  The Amendment does not otherwise delete, amend, or supersede any information relating to any of the prospectuses and statements of additional information of the Registrant’s other series of shares.

Pursuant to Rule 485(a)(2) under the 1933 Act, the Amendment will become effective at least seventy-five days after the filing.  Please direct any comments or questions regarding this filing to Kristin Ives, Esq. at (215) 564-8037.

Sincerely,

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

/s/KAREN L. SKIDMORE

Karen L. Skidmore

Vice President and Secretary

KLS:dac